

By Electronic Mail

April 19, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: J.P. Morgan Exchange-Traded Fund Trust
        Issuer CIK: 0001485894
        Issuer File Number: 333-191837/811-22903
        Form Type: 8-A12B
        Filing Date: April 19, 2023

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated April 11, 2023, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- JPMorgan BetaBuilders U.S. Treasury Bond 1-3 Year ETF (BBSB)
- JPMorgan BetaBuilders U.S. Treasury Bond 3-10 Year ETF (BBIB)
- JPMorgan BetaBuilders U.S. Treasury Bond 20+ Year ETF (BBLB)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (646) 856-8722. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications